

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Patrick E. Beans
Vice President, Treasurer,
Chief Financial Officer and Secretary
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

> **Re: National Research Corporation**
> **Form 10-K**
> **Filed March 31, 2010**
> **File No. 000-29466**

Dear Mr. Beans:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Proxy Statement on Schedule 14A, filed March 31, 2010

Risk Assessment of Compensation Policies and Practices, page 20

1. We note that you have provided an explanation that, "the [Compensation] Committee, as part of its periodic review of compensation and benefit programs, assesses the potential risks arising from the Company's compensation policies and practices and considers safeguards against incentives to take excessive risks." However, we also note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director